     As filed with the Securities and Exchange Commission on June 28, 2000

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999


                                      OR


            [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                       Commission file number 333-68155


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          PG&E Gas Transmission, Northwest Corporation Savings Fund Plan for
               Non-Management Employees
          2100 SW River Parkway
          Portland, OR 97201


     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

          PG&E Corporation
          One Market, Spear Tower
          Suite 2400
          San Francisco, CA  94105

                             REQUIRED INFORMATION

     1. The Statement of Net Assets Available for Benefits as of December 31, 1999 and 1998 and the Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1999 and 1998, together with supplemental schedules and the report of Mah & Associates LLP, independent accountants, are contained in Exhibit 1 to this Annual Report.

     2. The Consent of Mah & Associates LLP, independent accountants, is contained in Exhibit 2 to this Annual Report.

                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            PG&E GAS TRANSMISSION, NORTHWEST CORPORATION
                            SAVINGS FUND PLAN FOR NON-MANAGEMENT EMPLOYEES AND TRUST


Date:  June 28, 2000        By: /s/ BRUCE R. WORTHINGTON
                                -----------------------------------
                                Bruce R. Worthington, Chair Employee Benefit
                                Committee